Robert A.  Forrester
Attorney at Law
1755 North Collins Blvd.,
Suite 360
Richardson, TX 75080
(972) 437-9898
Fax (972) 480-8406
raforrester@sbcglobal.net

January 12, 2010

H. Roger Schwal
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:           Xtreme Oil & Gas, Inc., Inc.
File No. 333-168484
Form S-1

Dear Mr. Schwal:

On behalf of Xtreme Oil & Gas, Inc. (the “Company”), I am filing contemporaneously Amendment No. 3 to the Company’s Registration Statement on Form S-1 relating to resale of certain securities of the Company.

Our responses to the comment letter dated January 6, 2011, are as follows:

General

1.	Ensure that your disclosure is current and complete. For example, we note the disclosure at page 28 indicating your expectation that you will have ''necessary liquidity for 2010."

We have revised the indicated disclosure and have updated several pieces of information throughout the document relating to the change in the calendar year.

Directors and Executive Officers, page 35

2.
We note your response to our prior comment 11 from our letter dated November 24, 2010, and we reissue the comment. Briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director at the time that the disclosure was made, in light of your business and structure. See Item 401 (e) of Regulation S-K.

Complied with.

3.
You include new disclosure regarding "future directors" without any explanation. Identify those whom have been selected or elected as directors and have agreed to serve as such, and eliminate all others. We may have additional comments. See Instruction 2 to Item 401 (a) of Regulation S-K.

Complied with.

H. Roger Schwall, Assistant Director
United States Securities and Exchange Commission
January 12, 2011

Executive Compensation, page 37

4.
We note your response to our prior comment 12 from our letter dated November 24, 2010, and reissue the comment. Please revise to include all required disclosure, including the Outstanding Equity Awards table, in the format that Item 402 requires.

We have added a table relating to director compensation and edited the existing table on executive compensation, adding Mr. Devito and Mr. Wurtele to the table. Consistent with the addition of Mr. Wurtele to the Executive Compensation table to reflect 2010 information, we have deleted references to Messrs. Schiemann and Kennedy as Mr. Schiemann’s compensation was not material, having ceased employment in February 2010, and Mr. Kennedy was not employed by the Company during 2010.

We have omitted the table referenced in your comment because there were no options or unvested stock grants outstanding at the end of 2010, all as disclosed in the narrative.

Recent Sales of Unregistered Securities, page 44

5.
We note your response to our prior comment 13 from our letter dated November 24, 2010. Provide enhanced disclosure throughout the section, naming the persons or identifying the class and number of persons to whom the securities were sold, and specify in each case why the cited exemption should apply. See Items 701(b) and 701(d) of Regulation S-K. For example, we note the reference to 63 investors receiving shares in connection with the Lionheart project financing.

Complied with.

Form 10-0 for the Fiscal Quarter Ended September 30,2010

Controls and Procedures, page 9

6.
We note your response to our prior comment 14 from our letter dated November 24, 2010, and reissue the comment in part. Please provide your analysis in determining that your disclosure controls and procedures were effective despite doubt regarding your ability to provide timely disclosures of financial data within the time period specified by our rules and forms. In particular, address the requirement that disclosure controls and procedures are controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified by our rules and forms. In the alternative, if accurate, please amend your Form 10-Q for the Fiscal Quarter Ended September 30, 2010, filing to indicate that your disclosure controls and procedures were not effective and revise your disclosure on page 29 of your registration statement accordingly.

We believe that our disclosure controls and procedures were effective at the end of the third quarter of 2010, having filed the Form 10-Q in a timely manner. As noted in our earlier disclosures, the Company had made a transition during 2010 to a new accounting system, a system that was fully implemented by September 30, 2010. Our doubt expressed in that quarter’s Form 10-Q related solely to a lack of history in successful timely filings, desiring a longer success in making timely filings. Our disclosure did not reflect a lack of confidence in the adequacy in of the controls and procedures that information required to be disclosed would not be recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

Accordingly, we have omitted the referenced in the filing submitted herewith and are simultaneously amending the related Form 10-Q, deleting that same sentence.

H. Roger Schwall, Assistant Director
United States Securities and Exchange Commission
January 12, 2011

Please direct any comments or questions you may have concerning the Registration Statement to me at (972) 437-9898.

Very truly yours,

/s/ Robert A Forrester
Robert A. Forrester